EASTERN VIRGINIA BANKSHARES, INC.

330 Hospital Road

Tappahannock, Virginia 22560

August 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti
Legal Branch Chief,
Office of Financial Services I

Eastern Virginia Bankshares, Inc.

Registration Statement on Form S-4 filed July 16, 2015

File No. 333-205701 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Eastern Virginia Bankshares, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to noon, Eastern Time, on August 20, 2015, or as soon thereafter as practicable.

Pursuant to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Joe A. Shearin, President and Chief Executive Officer of the Company, dated July 30, 2015, in connection with the Registration Statement, the Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call or email to Mark W. Jones of Troutman Sanders LLP at (804) 697-1294 or mark.jones@troutmansanders.com, respectively.

Very truly yours,

EASTERN VIRGINIA BANKSHARES, INC.

By:	/s/ J. Adam Sothen
J. Adam Sothen
Executive Vice President and Chief Financial Officer